Exhibit 99-30

FORM 51-102F3
MATERIAL CHANGE REPORT

PART 1

GENERAL INSTRUCTIONS AND INTERPRETATION

(a)

Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)

Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)

Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only.  You do not need to include the headings or numbering or follow the order of items in this Form.  Disclosure provided in response to any item need not be repeated elsewhere.

(d)

Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions.  If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e)

Plain Language

Write the Report so that readers are able to understand it.  Consider both the level of detail provided and the language used in the document.  Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP.  If you use technical terms, explain them in a clear and concise manner.

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Formation Capital Corporation  (the "Issuer")

Suite 1510 – 999 West Hastings Street

Vancouver, B.C.  V6C 2W2

Telephone: (604) 682-6229

Item 2

Date of Material Change

February 25, 2005

Item 3

News Release

                  A press release was issued in Vancouver, British Columbia on February 28, 2005.

Item 4

Summary of Material Change

The Issuer closed a $10 million private placement at a price of $0.40 per Unit.   The Company engaged Jennings Capital Inc. and Raymond James Ltd. to complete a private placement of up to 25,000,000 Units of the Company to qualified investors at a price of $0.40 per Unit (the “Financing”).  Each Unit was comprised of one common share and one half of one non-transferable common share purchase warrant.  Each whole common share purchase warrant entitles the purchase of one common share of the Company at a price of $0.60 per share for a period of two years from the date of closing of the Financing, unless, at any time following June 26, 2005, the closing price of the common shares of the Company on the Toronto Stock Exchange is greater than $1.00 for twenty or more consecutive trading days, in which event the Company may give notice to the holders of the warrants that the expiry date for exercise of the warrants has been accelerated, in which case the warrants will expire on the twentieth day following the date of such a notice.  The Company paid a cash commission to the agents and issued Brokers’ Warrants entitling the purchase of up to 1,662,500 common shares of the Company at a price of $0.57 per share for a period of two years from the date of closing of the Financing.

Item 5

Full Description of Material Change

   See attached News Release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7

Omitted Information

N/A

Item 8

Executive Officer

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Paul Farquharson, Chief Financial Officer, Suite 1510, 999 West Hastings Street, Vancouver, B.C., V6C 2W2, (604) 682-6229.

Item 9

Date of Report

March 2, 2005